Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, March 18, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 11 to March 15, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
11/03/2024	332,040	60.047008	19,938,008.54	XPAR
11/03/2024	189,240	60.037007	11,361,403.20	CEUX
11/03/2024	36,841	60.035927	2,211,783.59	TQEX
11/03/2024	25,463	60.056783	1,529,225.87	AQEU
12/03/2024	346,374	60.633553	21,001,886.29	XPAR
12/03/2024	170,374	60.634486	10,330,539.92	CEUX
12/03/2024	33,567	60.635283	2,035,344.54	TQEX
12/03/2024	26,917	60.636643	1,632,156.52	AQEU
13/03/2024	298,932	61.438879	18,366,046.98	XPAR
13/03/2024	163,712	61.439237	10,058,340.37	CEUX
13/03/2024	32,364	61.439473	1,988,427.10	TQEX
13/03/2024	25,828	61.446449	1,587,038.88	AQEU
14/03/2024	277,931	62.335562	17,324,985.08	XPAR
14/03/2024	150,220	62.336696	9,364,218.47	CEUX
14/03/2024	29,636	62.337145	1,847,423.63	TQEX
14/03/2024	23,473	62.338744	1,463,277.34	AQEU
15/03/2024	259,530	62.978010	16,344,682.94	XPAR
15/03/2024	159,475	62.979149	10,043,599.79	CEUX
15/03/2024	31,971	62.977123	2,013,441.60	TQEX
15/03/2024	25,377	62.977350	1,598,176.21	AQEU
Total	2,639,265	61.395884	162,040,006.85

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).